press release



Sierra Health Services, Inc.®

2724 North Tenaya Way
Las Vegas, Nevada 89128
(702) 242-7000

FOR IMMEDIATE RELEASE

CONTACTS:

Peter O'Neill	Paul Palmer
VP, Public & Investor Relations	SVP, Chief Financial Officer
(702) 242-7156	(702) 242-7112

SIERRA HEALTH SERVICES TO PROTEST DEPARTMENT OF DEFENSE DECISION ON TRICARE NORTH REGION CONTRACT

Las Vegas, September 2, 2003 – Sierra Health Services, Inc. (NYSE:SIE) today announced that it has filed a formal protest of the recent award by the United States Department of Defense (DoD) for Managed Care Support Services Contracts to serve TRICARE beneficiaries in the North Region. Sierra filed its protest with the Comptroller General of the United States General Accounting Office (GAO) late Friday, August 29.

Sierra was notified on August 21 that its bid to be the TRICARE North Region contractor was unsuccessful. On August 27, representatives from Sierra and its subsidiary, Sierra Military Health Services (SMHS), met with representatives from the DoD to discuss the evaluation process used to award the contract and the evaluation findings. Subsequently, the company determined there were serious and material errors in the evaluation process and findings, warranting a formal protest.

A protest filing with the GAO results in an automatic "stop work order." This order effectively freezes the transition process from outgoing to incoming contractors. The transition from one contract to another was originally expected to begin immediately and end in September 2004. Under the protest rules, the DoD may lift the "stop work order" at any time, if it makes certain administrative findings. In that event, Sierra would have the right to appeal these findings in federal court to determine whether or not lifting the order is appropriate.

Since 1998, SMHS has been the prime contractor for approximately 1.1 million TRICARE beneficiaries, including approximately 400,000 beneficiaries for which SMHS performs only administrative services. SMHS serves Region 1, which includes 13 northeastern states and the District of Columbia. An expansion to the new North Region would add 10 states in the mid-west and mid-Atlantic.

TRICARE, formerly CHAMPUS, is a triple-option health care program for active duty military personnel and their families and military retirees and their families. TRICARE covers all seven branches of the uniformed services – Army, Navy, Air Force, Marine Corps, Coast Guard, Public Health Service and the National Oceanic and Atmospheric Administration – through a partnership between the DoD and private managed care contractors.

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Sierra Health Services, Inc., based in Las Vegas, is a diversified health care services company that operates health maintenance organizations, indemnity and workers' compensation insurers, military health programs, preferred provider organizations and multi-specialty medical groups. Sierra's subsidiaries serve nearly 1.2 million people through health benefit plans for employers, government programs and individuals. For more information, visit the company's website at www.sierrahealth.com. For more information on the company's military subsidiary, visit www.sierramilitary.com.

Statements in this news release that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, which include but are not limited to: 1) potential adverse changes in government regulations, contracts and programs, including TRICARE, Medicare, Medicaid and legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential managed care litigation exposure; 2) competitive forces that may affect pricing, enrollment and benefit levels; 3) unpredictable medical costs, malpractice exposure, reinsurance costs and inflation; 4) impact of economic conditions; 5) changes in healthcare and workers' compensation reserves; 6) our failure to prevail on our protest of the TRICARE Next Generation contract; 7) our failure to obtain an extension of the Medicare Social HMO contract; and 8) the amount of actual proceeds realized upon the final disposition of the workers' compensation insurance operation or the inability to dispose of such business. Further factors concerning financial risks and results may be found in documents filed with the Securities and Exchange Commission and which are incorporated herein by reference.

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